

July 15, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Global X Funds
         Issuer CIK: 0001432353
         Issuer File Number: 333-151713 / 811-22209
         Form Type: 8-A12B
         Filing Date: July 15, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Global X Treasury Bond Enhanced Income ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications